RHBT FINANCIAL CORPORATION
                              315 East Main Street
                              Post Office Box 12037
                         Rock Hill, South Carolina 29731
                                 (803) 324-2500

June 22, 2000

Mr. J. N. Crumpton, Chairman of the Board of Directors
Mr. William A. Harwell, President and Director
Ridgeway Bancshares, Inc.
100 Palmer Street
Ridgeway, South Carolina 29130

Gentlemen:

         This letter sets forth our mutual intentions concerning the proposed acquisition of Ridgeway Bancshares, Inc. ("Ridgeway"), a South Carolina corporation, and its wholly owned subsidiary bank, the Bank of Ridgeway (the "Bank"), a South Carolina state bank, by RHBT Financial Corporation ("RHBT"). The merger will qualify for tax-free treatment and will be accounted for as a pooling of interests. After the merger, the Bank will be operated as a wholly owned subsidiary of RHBT. Although this letter outlines generally the proposed structure of the combination and our mutual intentions concerning the proposed transaction, this letter is not binding on parties (except as provided in Sections 2, 3, 4, 5, 6, and 7).

         1. The Agreement. Ridgeway and RHBT agree to negotiate in good faith and, if negotiations are successful, to enter into a definitive agreement (the "Agreement") that will set forth more fully the terms and conditions of this combination. The following sets forth generally the proposed structure which, subject to the above conditions, expresses our mutual intentions concerning the proposed combination.

                  (a) Exchange Ratio. The Agreement will provide that each outstanding share of Ridgeway common stock will be exchanged for 26.355 shares of RHBT common stock. Assuming an exchange ratio of 26.355, current shareholders of RHBT will hold 1,720,938 shares of common stock and shareholders of Ridgeway will be issued 1,054,200 shares of RHBT common stock. Ownership in the resulting company will be divided approximately 38% to current Ridgeway shareholders and 62% to current RHBT shareholders. This proposal assumes that, at closing, there will be no more than 40,000 shares of, and no options or other rights to acquire any shares of, Ridgeway common stock outstanding. If the average reported closing price of RHBT common stock after the end of the 20-day period preceding the shareholders' meeting of Ridgeway is less than $12.00 per share, Ridgeway's board of directors will have a 10 day period during which it may elect to terminate the merger agreement.

                  (b) Dividends. Ridgeway intends to declare a dividend of up to $7.00 per share for its current shareholders for the year 2000, with the understanding that the payment of any dividend greater than $7.00 will proportionally reduce the exchange ratio. Ridgeway must pay this dividend in full for the year 2000 before the closing date of the merger. Ridgeway acknowledges that it may pay this dividend only to the extent that the amount of the dividend does not prohibit the parties from using pooling of interest accounting treatment. RHBT does not intend to pay a dividend to shareholders for the year 2000. In 2001, RHBT intends to declare a dividend for all RHBT shareholders equal to 20% of earnings. Based on expected earnings for the combined company in 2001, a RHBT dividend of 20% of earnings would equal a payout of about 25 cents per share, or $687,896. RHBT directors have approved a dividend policy designed to pay between 30% to 40% of earnings in dividends by the year 2005.

                  (c)  Board of  Directors.  The Bank and Rock Hill Bank & Trust
(collectively, the "Banks") will increase their respective boards of directors by two members by adding two directors from each other's existing board. The reconfigured boards of directors will continue to operate according to existing guidelines. RHBT will increase its board of directors from nine to thirteen members. The vacancies will be filled by members of Ridgeway's current board of directors. Two members of Ridgeway's current board of directors will become members of the Executive Committee of RHBT's board of directors. Upon consummation of the merger, board fees for all directors of the Banks will be set at a minimum of $300 per meeting.

                  (d) Benefit Plans. Following closing of the merger, RHBT will either (i) continue to provide employees of Ridgeway with employee benefits under Ridgeway's existing employee benefit and welfare plans or (ii) provide Ridgeway employees with other benefit and welfare plans on terms and conditions which, when taken as a whole, are substantially similar and no less favorable to the employees than those currently provided by Ridgeway to its employees.

                  (e) Employment Contracts. Upon consummation of the merger, RHBT and Mr. Harwell will enter into a five year contract that provides for annual renewals. In addition, Mr. Harwell's annual salary will be increased by $5,000. At or within a reasonable time following the closing of the merger, the Bank will enter into employment contracts with Mr. Brakefield, Mr. Mattox, Mr. Humphries, and Mr. Drake upon terms and conditions acceptable to both RHBT and the employee. These employment contracts shall contain non-competition and non-solicitation provisions that will cover the Banks' market area and survive for two years after the agreements are terminated.

                  (f) Stock Options. RHBT will issue, at closing of the merger, options covering an aggregate of 45,000 shares of RHBT common stock. The options shall provide for the purchase of such stock at a price no greater than the average closing price for RHBT common stock for the three business days immediately preceding the date of closing. The options shall be allocated to some or all of Ridgeway's management and employees by Ridgeway's Board of Directors. That Board has full authority to allocate these options at its

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

discretion. All of these options will have terms and conditions and be subject to vesting schedules similar to those applicable to existing RHBT stock options; except that all of such options allocated to a person who retires either after reaching fifty years of age or due to disability shall become fully vested as of the date of such retirement. Otherwise, these options shall be governed by RHBT's stock incentive plan as it exists as of this date, a copy of which is attached hereto. A schedule of the current vesting schedule for directors and officers of RHBT is also attached to this letter.

                  (g) Conditions Precedent. The consummation of the merger will be subject to certain conditions as set forth in the Agreement, which will include (but are not limited to) the following:

                          (1) Requisite regulatory approvals, including approvals of the merger by the Federal Reserve Board and any and all other necessary regulatory authorities, together with any and all necessary contractual and creditor consents.

                          (2) The taking of all corporate actions necessary to accomplish the merger in accordance with the terms of the Agreement, including approval by the Board of Directors and the shareholders of Ridgeway and RHBT.

                          (3) The execution and delivery of the Agreement and the execution and delivery of all contracts, instruments and other documents relating to the transaction as required by the Agreement.

                          (4) Satisfactory completion of all due diligence investigations and other closing conditions typical in transactions of this nature.

                  (h) Expenses. RHBT and Ridgeway would each pay its respective costs and expenses incurred in connection with the transaction contemplated hereby. Each party will use its best efforts to minimize the fees of its counsel and accountants in connection with the transaction.

                  (i) Support Agreements. Except to the extent waived by RHBT, contemporaneously with the execution of the Agreement, RHBT would receive from each director of Ridgeway, and each person RHBT deems to be a principal shareholder of Ridgeway, an agreement that each such person will (i) vote all shares of Ridgeway's stock owned by such person in favor of approving the merger, (ii) subject to such person's fiduciary obligations, recommend to the shareholders of Ridgeway that they vote in favor of approval of the merger,
(iii) not sell or otherwise transfer any of such person's shares of Ridgeway's stock or any voting rights or other interest in such shares, (iv) not solicit, discuss, or vote in favor of any proposals relating to, among other things, the sale to any person other than RHBT of the business or assets of Ridgeway or of the securities of Ridgeway, (v) not convey any interest in the RHBT shares received in exchange for such person's Ridgeway shares for the six month period following the transaction, and (vi) agree to abide by those other restrictions customary in pooling of interest transactions.


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


         2. Exclusive Negotiations. Following the execution of this letter, RHBT contemplates the expenditure of substantial efforts and resources in the conduct of its due diligence investigation of Ridgeway, the preparation and negotiation of the Agreement, and the pursuit of regulatory approvals. Accordingly, Ridgeway agrees that neither it, nor any of its affiliates, nor any of their respective directors, officers, employees, representatives, or agents shall, directly or indirectly, (a) solicit, initiate, or knowingly encourage the invitation of inquiries or proposals or offers from any person or entity (other than RHBT or its directors, officers, employees, representatives, and agents) concerning (i) any sale of assets or transfer of liabilities of Ridgeway (other than any such sale or transfer in the ordinary course of business); (ii) any issuance, purchase, or sale of capital stock or debt securities of Ridgeway (other than the incurrence of deposit and other liabilities in the ordinary course of its business); or (iii) any merger, consolidation, restructuring, or recapitalization transaction involving Ridgeway; or (b) subject to their fiduciary duties, provide any confidential information to, participate in discussions or negotiations relating to any such transaction with, or otherwise cooperate with or assist or participate in any effort to take such action by any person or entity (other than RHBT or its directors, officers, employees, representatives, and agents). Ridgeway shall immediately advise RHBT if any such inquiry, offer, or proposal is made or received by Ridgeway, any of its affiliates, or any of its directors, officers, employees, representatives, or agents. The obligations of this paragraph 2 shall terminate upon the earlier of
(w) the date of delivery of written notice from RHBT to Ridgeway that RHBT is terminating its due diligence investigation of Ridgeway and negotiation of the Agreement, (x) August 31, 2000, if by that date the parties have not executed and delivered the Agreement, (y) the date of termination of the Agreement in accordance with the terms thereof, or (z) March 31, 2001.

         3. Access. Upon execution and delivery of this letter, each party shall afford the attorneys, consultants, accountants, and authorized representatives of the other party with full access to properties, books, contracts, commitments, and records, all as reasonably requested by the other party. If the transaction contemplated by this letter is not consummated, each party will return all copies of documents and materials obtained from the other party during such investigations which have been designated and maintained by the other party as confidential.

         4. Disclosure. The parties will maintain the confidentiality of this letter and the proposed terms of the Agreement, except to the extent disclosure is mandated by the legal requirements of either party or is necessary in order to secure a consent or approval to consummate the transaction contemplated hereby. Any description of the business or conduct of either party in any filing made to federal or state regulatory authorities in connection with the proposed transaction will be subject to the review and approval of the other party, which approval shall not be unreasonably withheld. The parties will consult with each other before making any disclosure concerning the proposed transaction, and will mutually approve the timing, content, and dissemination of any public announcements except to the extent that they are not reasonably able to consult with or obtain the approval of the other party in light of their respective disclosure obligations imposed by legal requirements. Ridgeway acknowledges that, as soon as practicable after execution of this letter, RHBT will prepare and file a report on

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

Form 8-K with the Securities and Exchange Commission describing the terms of the proposed combination.

         5. Expenses. Subject to any contrary provisions that may be contained in the Agreement, each party agrees to pay its own fees and expenses incurred in connection with the transaction contemplated hereby, regardless of whether such transaction is consummated and regardless of whether the Agreement is entered into by the parties, provided that, in the event RHBT collects any part of the termination fee described in Paragraph 6 below through an attorney, Ridgeway shall pay all reasonable and documented costs of such collection, including attorneys' fees and expenses incurred by RHBT.

         6. Termination Fee. If on or prior to July 1, 2000, RHBT shall advise Ridgeway of its willingness to consummate the transaction contemplated by this letter on substantially the terms set forth in Paragraph 1, and to negotiate and execute the Agreement on such terms, then, whether or not the parties execute and deliver the Agreement, Ridgeway shall pay to RHBT upon demand a termination fee of $300,000 if a Triggering Event shall occur. For the purposes of this letter, a Triggering Event shall occur if (a) the transaction contemplated by this letter is not consummated (other than as a result of RHBT's refusal to execute the Agreement on substantially the terms set forth in Paragraph 1, or as a result of a material breach of the Agreement by RHBT, or as a result of a termination by Ridgeway as contemplated in section 1(a), or as a result of a failure by RHBT to enter into any employment contract required in section 1(e)), and (b) within one year of the date of this letter any of the following events occur: (i) Ridgeway is acquired by merger or otherwise by any person other than a receiver appointed by state or federal regulatory authorities or RHBT or any of its affiliates; (ii) any such person acquires more than 25% in value of the consolidated total assets of Ridgeway, or, if such person who already owns 25% in value of the consolidated total assets of Ridgeway, acquires any more than 25%; (iii) Ridgeway adopts a plan of liquidation or a restructuring or recapitalization plan involving the disposition to any such party of more than 25% in value of the consolidated total assets of Ridgeway; (iv) Ridgeway declares an extraordinary dividend or distribution, whether in cash or other property, equal to more than 25% of its consolidated net worth; (v) Ridgeway or any subsidiary of Ridgeway repurchases more than 25% of the then outstanding shares of common stock of Ridgeway; (vi) a transaction or transactions occur involving the transfer to any person (other than a receiver appointed by state or federal regulatory authorities or RHBT or any of its affiliates) of direct or indirect beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of securities representing, or the right to acquire beneficial ownership of or to vote securities (or which could result in the acquisition of beneficial ownership of or the right to vote securities) representing, more than 25% of the then outstanding voting securities of Ridgeway; or (vii) Ridgeway enters into an agreement with any person other than RHBT or any of its affiliates to effectuate any of the foregoing transactions.

         7. Miscellaneous. This letter may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same document. The provisions of Sections 2 through 7 hereof shall be binding upon, and inure to

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

the benefit of, each of the parties hereto and to their respective successors or assigns. This letter shall be governed by the laws of the State of South Carolina.

         If the foregoing correctly sets forth our understandings, please so indicate by returning to us one fully executed copy of this letter no later than 5:00 p.m. on June 26, 2000.

RHBT FINANCIAL CORPORATION

By: /s/ Elvin F. Walker
    --------------------------------------------
    Elvin F. Walker

   Chairman of the Board of Directors

By: /s/ J.A. Ferguson, Jr.
   ---------------------------------------------
   J.A. Ferguson, Jr.
   President and Chief Executive Officer

Accepted and agreed to this 23rd day of June, 2000.

RIDGEWAY BANCSHARES, INC.

By: /s/ J.N. Crumpton
    ---------------------------------------------
    J.N. Crumpton
    Chairman of the Board of Directors

By: /s/ William A. Harwell
    ---------------------------------------------
    William A. Harwell
    President and Directory


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